FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 July 2011

APPOINTMENT AS GROUP MANAGING DIRECTOR

HSBC Holdings plc has appointed Sean O'Sullivan, 55, a Group Managing Director and Group Chief Operating Officer with effect from 1 August 2011. O'Sullivan will continue to report directly to Stuart Gulliver, Group Chief Executive, and joins the Group Management Board.

O'Sullivan is the executive accountable for improving organisational effectiveness across HSBC. He has been Group Chief Technology and Services Officer (CTSO) since 11 January 2011. He will continue to lead HSBC Technology and Services (HTS), which provides services to HSBC's business areas.

O'Sullivan is a graduate of the Ivey School of Business at the University of Western Ontario, Canada. He joined HSBC in 1980, spending the first 22 years of his career in commercial banking, branch management and executive management positions in Toronto and Vancouver. He served as an Executive Vice President at HSBC USA Inc. in New York City, before moving to HSBC Bank Canada as COO and, in 2007, to London as CTSO for HSBC in the UK.

Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 29 July, 2011